SFG 2008 3Q Earnings Release to be held on October 31, 2008

Shinhan Financial Group will release its 2008 3Q earnings results on October 31, 2008, at 3:00 pm (Seoul local time). The earnings results will be posted on our website, www.shinhangroup.com. Further, no separate presentation or conference call will be provided for this quarter’s results.